UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Gordon K. Ho, Esq.

Barbara L. Borden, Esq.

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Volterra Semiconductor Corporation, a Delaware corporation (“Volterra” or the “Company”), with the Securities and Exchange Commission on August 30, 2013, relating to the offer by Maxim Integrated Products, Inc., a Delaware corporation (“Parent” or “Maxim”) and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Volterra’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $23.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 30, 2013, and in the related letter of transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The offering period for the Offer expired at 9:00 a.m. New York City time on October 1, 2013. Computershare Trust Company N.A., the depositary for the Offer, has advised Parent and the Purchaser that, as of the expiration of the Offer, a total of 22,225,845 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 86.23% of the 25,774,025 outstanding Shares as of 9:00 a.m., New York City time, on October 1, 2013. Additionally, the Depositary has advised Parent and the Purchaser that an additional 570,064 Shares had been tendered by notice of guaranteed delivery. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, the Purchaser has accepted for payment all Shares validly tendered into the Offer and not properly withdrawn.

As a result of its acceptance of the shares tendered in the Offer and given that it was determined that Section 251(h) was applicable to the Merger, the Purchaser had sufficient voting power to approve the Merger without the affirmative vote of the stockholders of Volterra pursuant to Section 251(h). Accordingly, the Purchaser and Parent consummated the Merger. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares then held by Parent, the Purchaser or any other wholly owned subsidiary of Parent, all of which were canceled and retired, and (ii) Shares that are held by stockholders of Volterra who properly exercise their appraisal rights under Section 262 of the DGCL, were converted automatically into and now represent the right to receive an amount of cash equal to the Offer Price. All Shares that were converted into the right to receive the Offer Price were canceled and ceased to exist.

Parent intends to cause all Shares to be promptly delisted from the Nasdaq and deregistered under the Exchange Act.”

Item 9.	Exhibits

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Number No.	Description

(a)(5)(D)	Press Release issued by Maxim Integrated Products, Inc., dated October 1, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLTERRA SEMICONDUCTOR CORPORATION

	By:	/s/ DAVID OH

Name: David Oh
Title: VP, Legal Affairs and General Counsel
Dated: October 1, 2013